PHL Variable Insurance Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com

1-800-541-0171

July 3, 2013

Re: Your variable annuity contract or variable universal life insurance policy issued by PHL Variable Insurance Company

Dear Valued Customer:

Background. As we previously disclosed to you, we have determined that PHL Variable Insurance Company’s previously issued audited financial statements for the years ended December 31, 2011, 2010 and 2009, and the unaudited financial statements for the quarterly periods ended June 30, 2012, March 31, 2012, September 30, 2011, June 30, 2011, and March 31, 2011, prepared on the basis of Generally Accepted Accounting Principles (“GAAP”) should no longer be relied upon and should be restated because of certain errors in those financial statements.

Separately, in May, 2013 contract owners have been mailed the audited financial statements for the year ended December 31, 2012 for the separate account(s) in which their contract values were invested as those financial statements are not affected by the GAAP restatement process for PHL Variable Insurance Company (the “Company”).

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As of May 24, 2013, the Company disclosed in a notice enclosed in this mailing that the Company intended to provide an update on the previously announced restatement on or before June 30, 2013 and when available, the estimated impact of the restatement.

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As of June 6, 2013, the Company disclosed in a notice enclosed in this mailing that it had received from the Connecticut Insurance Department (“Connecticut”), its domiciliary insurance regulator, a 30-day extension for submission of its audited financial statements for the year ended December 31, 2012 prepared in accordance with Statements of Statutory Accounting Principles (“STAT”) and the subsequent filing of management’s report on internal control over financial reporting for the Company. The Company also disclosed that similar extension requests had been made in the other jurisdictions where the Company is authorized to conduct business and that the Company was not aware of the denial of any such request. Further, the Company disclosed that, accordingly, it had not filed such materials with the required authorities on or before the June 1, 2013 filing deadline and that the delay related to the previously announced GAAP restatement process that was still underway. The Company also noted that the 2012 audited STAT financial statements, when completed, could materially and adversely vary from the unaudited STAT financial results currently available on the Company’s website.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

July Notice-PHL

Updates.

Extensions to File with State Insurance Regulators

On June 28, 2013, the Company said it had received from Connecticut an additional extension to August 1, 2013 for submission of its audited STAT financial statements for the year ended December 31, 2012 and the filing of management’s report on internal control over financial reporting of the Company. The Company has made requests for further extensions in the other jurisdictions in which the Company is authorized to conduct business. The Company is not aware of the denial of any such request, except that it has been notified by a few jurisdictions that it may be subject to fines/penalties until such time as the 2012 audited STAT financial statements and management’s report on internal control over financial reporting of the Company are filed. Most jurisdictions have not responded to the requests for extensions. The Company intends to seek further extensions as required.

Update regarding 2012 Annual STAT Financial Statements

The Company has determined that the completion of its 2012 audited STAT financial statements is dependent on substantial completion of the restatement of prior period financial statements prepared in accordance with GAAP for both the Company and its indirect parent, The Phoenix Companies Inc., the evaluation of internal control over financial reporting and the related audit processes, none of which is expected to be completed by August 1, 2013. The situation remains fluid as additional issues are identified and resolved.

Therefore, the Company does not expect to file its 2012 audited STAT financial results with the insurance regulators in the states in which it is authorized to conduct business within the timeframe afforded by the current extension granted by its domiciliary state.

The Company advises that its full year 2012 and first quarter 2013 unaudited STAT financial results filed with its domiciliary state insurance regulator can continue to be relied upon, but that situation can change. The Company notes that there are errors arising from the restatement process and the STAT and GAAP audits that have been identified, some of which have been quantified while others have not yet been fully assessed and quantified. These errors, along with additional errors that may be identified, could, individually or in the aggregate, materially and adversely impact the 2012 unaudited STAT financial results that have been made publicly available by the Company. As a result, the 2012 audited STAT financial statements, when completed, could materially and adversely vary from the unaudited 2012 STAT financial results.

Unaudited STAT financial results for the third quarter of 2012, full year 2012, and the first quarter of 2013 were filed on time with state regulators.

Update regarding GAAP Restatement

The Company said the GAAP restatement work continues to move forward and the Company intends to provide another update on the GAAP restatement within the next 60 days.

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This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

This notice has not been audited by the independent auditors.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

July Notice-PHL	BPD 38829

Cautionary Statement Regarding Forward-Looking Statements

The foregoing contains forward-looking statements. We intend these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws relating to forward-looking statements. These forward-looking statements include statements relating to, or representing management’s beliefs about, our future transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframe and potential penalties that may result from failure to timely file statutory financial statements with state insurance regulators. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to provide updated information about the Restatement in the anticipated timeframe, complete the Restatement and resume a timely filing schedule with respect to our SEC filings reflecting the Restatement is subject to a number of contingencies, including but not limited to, whether we continue to identify errors in our financial statements, whether existing systems and processes can be timely updated, supplemented or replaced, and the number and complexity of, and periods covered by, the periodic reports that we will have to file with the SEC to reflect the Restatement. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in any of our other filings with the SEC. Certain other factors which may impact our business, financial condition or results of operations or which may cause actual results to differ from such forward-looking statements are discussed or included in our periodic and other reports filed with the SEC and are available on our website at www.phoenixwm.com* under “Investor Relations.” You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this discussion, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this discussion, such statements or disclosures will be deemed to modify or supersede such statements in this discussion.

*	This is intended as an inactive textual reference only.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

July Notice-PHL

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